Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

September 25, 2020

Re:	Ebang International Holdings Inc.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Ebang International Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed public offering of the Company’s Class A ordinary shares in the United States.

The Company’s registration statement on Form F-1 (File No. 333- 237843) (the “IPO Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”) in connection with its initial public offering of its Class A ordinary shares was fully reviewed by the staff of the Securities and Exchange Commission (the “Commission”) and declared effective by the Commission on June 25, 2020. Please note that the financial, business disclosure, as well as a few other sections in the Draft Registration Statement are substantially based on similar disclosure in the IPO Registration Statement. The Draft Registration Statement is submitted via EDGAR to the Commission for confidential non-public review pursuant to the procedures of the Commission. The Company confirms that the Draft Registration Statement is submitted prior to the end of the twelfth month following June 25, 2020, the effective date of the IPO Registration Statement, and that it will publicly file its registration statement and nonpublic draft submission in respect of the proposed offering such that they are publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company confirms that it is an “Emerging Growth Company” as defined in the Jumpstart Our Business Startups Act.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, George Qin, by telephone at 1-713-343-4211, or by email at gqin@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Dong Hu, Chief Executive Officer, Ebang International Holdings Inc.
George Qin, Partner, MaloneBailey, LLP
Weiheng Chen, Partner, Wilson Sonsini Goodrich & Rosati Professional Corporation
Louis Taubman, Partner, Hunter Taubman Fischer & Li LLC

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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